Tangoe, Inc. 35 Executive Boulevard Orange, Connecticut 06477 T: 203.859.9300 F: 203.859.9427

August 5, 2013

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Kathleen Collins, Accounting Branch Chief

Re:	Tangoe, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 18, 2013
File No. 001-35247

Ladies and Gentlemen:

On behalf of Tangoe, Inc. (the “Company”), I am responding to the comments contained in the letter (the “Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 22, 2013 to me, Gary Martino, Chief Financial Officer of the Company, with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2012 (the “10-K”) and my subsequent letter to the Staff dated June 20, 2013.  The responses contained herein are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Years Ended December 31, 2011 and 2012, page 57

1.                                      We note from your response to prior comment 2 that you did not disclose a quantification of the extent to which your revenue increases were due to new customers, existing customers and acquisitions because you believe that dividing your revenues into these categories would involve the imposition of arbitrary assumptions regarding how to categorize your revenue and would not provide meaningful insight into your financial performance beyond that provided by disclosure of the changes in revenues on an aggregate basis. However, we further note that in your fourth quarter 2012 earnings call transcript you quantify the new annual recurring revenue booked with existing customers, as well as the amount of revenue contributed by the Symphony acquisition.

We also note disclosures regarding organic revenue growth rates and new customer activity, including the number of new logos added. As such, it appears that this information is meaningful to investors. In addition, we note your disclosure on page 44 that you measure revenue retention rates by assessing on a dollar basis the recurring technology and services revenue you retain for the same customer and product set in a given period versus the prior comparable period. As such, it appears that you track revenue by customer and product set. Please tell us why you do not believe information regarding the factors that contributed to your change in revenue is meaningful to investors, providing that adequate disclosure is also made of the methodology for calculating these measures.

Response:                                        In response to the Staff’s comment, the Company advises the Staff that while the Company tracks its revenues with respect to each of its customers, enabling it to calculate the revenue retention rates that it discloses, the Company does not categorize those revenues into company-wide measures of revenues attributable to new customers, existing customers or customers from acquisitions due to the difficulties described by the Company in its response to the Staff’s prior comment 2.  In particular, the Company believes that any such attempt would require the Company to create a complex set of rules that would involve many subjective judgments as to what types of customer revenue should be classified as attributable to a customer as a new customer or an acquisition customer as opposed to an existing customer.  For example, in determining whether to classify revenue under a particular customer engagement as new customer revenue or existing customer revenue, the Company would be required to determine the period of time during which upsells to that customer would be considered new customer revenue, the period of time during which increases in revenue resulting from any phased implementation for that customer, which can extend over a period of 18 months or more, would be considered new customer revenue, whether sales to subsidiaries, other divisions and affiliates of that customer would be considered new customer revenue and whether revenues from new customers of an existing reseller partner would be considered new customer revenue, among others things.  While the Company could create such a set of rules and disclose it in its periodic filings with the Commission, the Company believes that the level of discretion that the Company would have to exercise in determining how to categorize different portions of revenues attributable to customers, including in many cases the same customer, would result in disclosed amounts that would not be useful to investors and might be misleading.  In addition, the circumstances of the Company’s relationships with its customers vary widely, such as with respect to the level of integration between different divisions of the same customer, such that consistent application of any such set of rules would, in the Company’s view, require continual use of exceptions to avoid creating implications of increased or decreased revenue of one category or another that do not reflect the reality of the Company’s customer relationships.

The Company does not attempt to present subdivisions of its revenue between new and existing customers in its earnings calls due to the difficulties described above and in the Company’s response to the Staff’s prior comment 2.  As the Staff noted in the Letter, in the Company’s fourth quarter 2012 earnings call the Company presented the percentage of its new annual recurring revenue bookings for 2012 that was attributable to existing customers, a figure that the Company also presented in its fourth quarter 2011 earnings call.  However, this figure does not represent revenue that the Company has received.  Instead it measures the amount of the contractual commitments made by customers under contracts signed during the year, which avoids various of the complications that limit the Company’s ability to subdivide its revenue between new and existing customer revenue.  For example, in calculating the contractual commitments entered into during a year, the Company is not required to attempt to categorize increases in revenues that occur following an initial customer engagement under a phased implementation schedule agreed to in the initial customer agreement or increases in customer revenues that occur shortly following an initial customer engagement that are in excess of the initial contracted minimum, which increases are often the result of the customer not being able to accurately assess the amount of its communications spend that needs to be managed until after it implements the Company’s products and services.

The Company has previously attempted to present subdivisions of its revenue figures that removed the effects of revenues from acquired customers, however the Company’s experience with the difficulties inherent in such attempts caused the Company to conclude that such a presentation is not practicable.  In 2011 and 2012, the Company presented projections and analyses of organic revenue growth in its earnings calls, which as the Staff noted in the Letter included the Company’s fourth quarter 2012 earnings call.  When the Company began presenting organic revenue growth metrics following its initial public offering in the third quarter of 2011, eliminating the effect of acquired customers only required assessment of customers from two acquisitions, each of which had been completed only two quarters earlier.  During the remainder of 2011 and 2012, the Company acquired four other companies and the complexity of the Company’s relationships with the former customers of its acquired companies increased over time as those customers signed new contracts with the Company, renewed existing contracts and subscribed for additional services, among other things.  As a result, the level of subjective judgment that was required to calculate a meaningful figure for revenues attributable to acquired customers grew, as did the effects of changing any of those subjective judgments, which required the Company to reconsider its approach of presenting organic revenue.  For example, in its third quarter earnings call for 2012, the Company discussed the effects of using alternative assumptions for calculating projected organic growth and in the Company’s fourth quarter 2012 earnings call, the Company attempted only to isolate the effects on revenues of its acquisition of Symphony in the third quarter of 2012 and did not separately present revenues attributable to former customers of the companies that it had acquired in 2011 and 2012, periods for which its presentation of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) would be required to provide comparison.  Following the Company’s fourth quarter 2012 earnings call, the Company determined to discontinue presenting organic revenue due to the inherent difficulties with calculating that financial measure that had become apparent.  Consequently, the Company did not present calculations of organic revenue in its first quarter 2013 earnings call nor does it intend to present such calculations in future earnings calls.  For the same reasons, the Company believes that it cannot provide a consistent, meaningful presentation of revenues attributable to customers of acquired companies in its MD&A.

As the Staff mentioned in the Letter, the Company has in its earnings calls disclosed changes in the numbers of new customers it has added during fiscal periods.  Unlike attempting to subdivide its customer revenue, presentation of the number of new customers added during a period does not require the Company to adopt complex rules regarding categorization of its customers and accordingly the Company is able to provide investors with accurate and meaningful figures in this regard.  However, while the Company presents discussion of its new customer numbers in its earnings calls in the context of general discussions of its business, the Company believes that discussion of changes in new customer numbers is not appropriate in the context of an analysis of period-over-period changes in revenues in MD&A because the amount of revenue that the Company derives from its individual customers varies widely.   In addition, new customers in a particular quarter do not materially affect revenue for that quarter, but rather contribute to revenue in future quarters.  As a result, the

Company believes that in a period-over-period comparison of revenues it cannot cite changes in numbers of new customers as a meaningful driver of changes in revenues.

2.                                      We note from your response to prior comment 3 that you believe disclosure of periodic comparison of the amount of communications spend and mobile devices managed by the company would not provide meaningful insight into your financial performance and may be misleading to investors. However, we further note that in your fourth quarter 2012 earnings call transcript you quantify the increase in spend under management year-over-year and on a sequential basis, together with explanations for such increases. Please explain further why you believe that these disclosures do not provide meaningful insight into the company’s performance, providing that adequate disclosure is also made of the methodology for calculating these measures.

Response:                                              In response to the Staff’s comment, the Company advises the Staff that in future filings containing MD&A, the Company will include in its discussion of sources of recurring technology and services revenue disclosure of the amount of communications spend that it managed as of the last day of the most recent fiscal period and the last day of the same fiscal period in the prior fiscal year, which amounts encompass spend under management for both the Company’s fixed line contracts and mobile contracts.  With respect to quantifying the number of mobile devices that the Company manages, the Company advises the Staff that the revenue that the Company derives from a mobile customer is dependent on the scope of the products and services that the Company provides to the customer.  Consequently, while the number of mobile devices managed by the Company is a factor that contributes to its mobile revenues, the Company believes that disclosure of the number of mobile devices that the Company manages would potentially cause investors to give undue influence to this metric when the scope of the products and services provided by the Company is a significant determinative factor for its mobile revenue.  To clarify this matter and provide the disclosure of communications spend under management referenced above, in future filings containing MD&A, the Company will revise its discussion of sources of recurring technology and services revenue to include the following disclosure:

“Our recurring technology and services revenue is driven by the amount of communications spend that we manage and the scope of the products and services that we provide to our customers.  Under our fixed line contracts, we typically charge our customers a percentage of managed communications spend that is determined based on the products and services that we provide.  Under our mobile contracts, we typically charge our customers fees that are based on the mobile products and services that we provide and the number of devices for which we provide those products and services.  As of [last day of most recent fiscal quarter] we managed a total of approximately $[                ] in annual communications expense as compared to approximately $[                ] in annual communications expense as of [last day of the same quarter in the prior fiscal year].”

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 11.  Income Taxes, page 106

3.                                      We note from your response to prior comment 8 that you believe a calculation of undistributed earnings relating to foreign subsidiaries to date is not practicable. Please tell us how your disclosure complies with the provisions of ASC 740-30-50-2.b. In addition, please explain further your response where you state that it is difficult to determine with any certainty the amounts that would be distributed, if these earnings were not considered permanently reinvested, and tell us how this supports why it is impracticable for you to determine the amount of undistributed net earnings that you have already determined to be permanently reinvested.

Response:                                              The Company advises the Staff that due to the Company’s inability to estimate its undistributed earnings as discussed below, it believes that disclosing the cumulative amount of outside basis difference pursuant to ASC 740-30-50-2.b to readers of the financial statements, without also disclosing the estimated tax liability, may lead them to make their own estimation of the potential tax liability.  With respect to the statement in the Company’s response to prior comment 8 regarding the difficulty of determining with any certainty the amounts that would be distributed, if these earnings were not considered permanently invested, the Company would like to clarify that its response was intended to indicate the Company’s belief that the difficulty of determining total undistributed earnings of the foreign subsidiaries would render the calculation of any amounts to be distributed impracticable.

It is not practical at this time to compute the foreign subsidiaries’ undistributed earnings and the resulting estimated tax liability due to several factors.  As noted in our previous response, none of the foreign subsidiary acquisitions included an IRC Section 338(g) election, which, if made, would have eliminated the historic undistributed earnings pool as of the acquisition date.  Since these elections were not made, in order to properly compute the earnings and profits pool, we would be required to go back to the inception of each acquired entity and obtain all tax returns and identify all historic earnings and profits adjustments, including distributions and capital contributions.  In addition to this challenge, we would need access to historic information to determine the foreign tax pools and resulting foreign tax credits potentially available. This information is not readily available to us. In light of these factors, the Company cannot accurately quantify the pools of earnings and profits, or the cumulative foreign tax pools, to accurately determine the resulting deferred tax liability.  We respectfully submit that this computation is not practical at this time.

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The Company has not prepared an amendment to the 10-K.  The Company believes that it can address the Staff’s comments with respect to this filing in the responses contained herein and in future filings and the Company respectfully requests that the Staff permit the Company to address the Staff’s comments with its responses contained herein and in future filings.

In connection with responding to the Staff’s comments, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (203) 859-9366 or facsimile at (203) 859-9427.  Thank you for your assistance.

Very truly yours,

/s/ Gary R. Martino

Gary R. Martino
Chief Financial Officer, Tangoe, Inc.